Filed by Eastern Bankshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: HarborOne Bancorp, Inc.
SEC File No.: 001-38955
Filer’s SEC File No.: 001-39610
Date: September 24, 2025

How your HarborOne equity is impacted by the upcoming Merger

Background

Subject to pending regulatory approval and other closing conditions, HarborOne Bancorp, Inc. ("HarborOne") and Eastern Bankshares, Inc. ("Eastern") are expected to merge on October 31, 2025. We anticipate that this new partnership with Eastern will help us enhance both our market presence and the value we bring to the customers and communities we serve in the Greater Boston area and Rhode Island.

You are receiving this notice because our records indicate you are currently a HarborOne equity award holder. As a result, you are entitled to elect to receive Eastern stock, cash or a mix of the two in exchange for unvested HarborOne shares held in your equity account.

Details of the Merger Consideration election process

Specifically, after the merger closes, HarborOne common stock (HONE) will no longer exist. Each outstanding share of HarborOne common stock will be converted into the right to receive, for each share: a) 0.765 shares of Eastern common stock (the "Stock Consideration"); b) $12.00 in cash (the "Cash Consideration") or c) a combination of Stock Consideration and Cash Consideration. This is collectively referred to as the "Merger Consideration." Pursuant to the Agreement and Plan of Merger between HarborOne and Eastern (the "Merger Agreement"), no less than 75% and no more than 85% of HarborOne common stock outstanding immediately prior to the merger will be converted into the Stock Consideration.

The information in this brochure is meant to help you make a Merger Consideration election for the outstanding common stock and/or unvested equity awards you hold. You may hold HarborOne stock in a few ways, with slightly different election processes:

- HarborOne common stock includes shares that you purchased outright and/or equity that you were granted and that has **already vested**. For these **common stockholders**, there will be an election period from Wednesday, September 24 through 5:00 p.m. ET on Tuesday, October 28 for common stock administered by the brokerage where your shares are held.
- HarborOne equity awards include unvested Restricted Stock Awards (RSAs) and Performance Restricted Stock Units (PSUs). For these **equity award holders**, there will be an election period from Wednesday, September 24 through 5:00 p.m. ET on Thursday, October 23 for unvested HarborOne RSAs and PSUs serviced by **Fidelity**.
- Stock options are not subject to Merger Consideration – for more information, refer to the later section on HarborOne equity awards.

Table of contents

What to expect 4

Your election options 5

The opportunity — HarborOne equity awards 7

How to make your equity award election 8

Key Considerations 10

Frequently asked questions 11

Additional resources 12

Please note: This communication refers to your HarborOne **equity award election(s)** only. You will receive separate information about making elections through shares held in the **401(k) Plan** and **Employee Stock Ownership Plan (ESOP)** via email from **administrator@tabulationsplus.com**.

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Application of the Merger Consideration, including potential adjustments For all elections, you may elect to receive a) Stock Consideration, b) Cash Consideration or c) a mix of Stock Consideration and Cash Consideration. The actual Merger Consideration that you end up receiving may be adjusted from your elections to meet the overall required target ratio of 75%—85% Stock Consideration and 15%—25% Cash Consideration. If more than 85% of the aggregate number of issued and outstanding shares of HarborOne common stock elect the Stock Consideration, and you did not make an election, you will receive Cash Consideration. If you elect Stock Consideration, then the number of shares of HarborOne common stock exchanged for Stock Consideration will be reduced (you will receive proportionately fewer Eastern shares than what you may have elected to receive). The resulting reduction will be proportionate among all shareholders pursuant to the terms of the Merger Agreement. Conversely, if HarborOne shareholders as a whole elect Stock Consideration of less than 75% of the total number of shares of HarborOne common stock issued and outstanding immediately prior to the merger, and you did not make an election, then you will receive Stock Consideration or a mix of Cash Consideration and Stock Consideration depending on the aggregate HarborOne shareholder election results and pursuant to the terms of the Merger Agreement. If you elected Cash Consideration, then the number of shares of HarborOne common stock exchanged for Cash Consideration may be decreased (you may receive proportionately less cash and more Eastern shares that what you elected to receive). Following the merger, which we anticipate will be October 31, 2025: The effective common stock election, including any adjustment needed to meet the required target ratio in the merger agreement, will be applied to any outstanding common stock and reflected in your individual brokerage account. Any unvested HarborOne equity awards will be accelerated to automatically vest in full. Applicable performance-based vesting conditions on PSUs will be deemed achieved at the target level performance and vest at 100%. Tax withholdings in connection with the accelerated vesting will be satisfied through the netting of shares and/or withholding of cash, and the effective equity award election will be applied, including any adjustment needed to meet the required target ratio in the merger agreement. Once this is complete, you will no longer have outstanding HarborOne equity awards; you will receive Eastern common stock and/or cash in your individual brokerage account. Please note: the anticipated merger date will not impact the dates of the election. 3

What to expect

HarborOne common stock

(i.e., shares that you purchased outright or vested equity that you already own)

PRE-ELECTION	ELECTION (Sept. 24 - Oct. 28)	POST-ELECTION ADJUSTMENTS (Made at Merger Close)	POST-CLOSE
Your shares are viewable in your account on Fidelity NetBenefits®, or at the brokerage where you hold them.	Most of you will receive an email from your current broker with details on how to make your election.*	Total HarborOne common stock elections will be counted, then adjusted to meet the target common stock ratio in the Merger Agreement (75% – 85% stock).	Access your cash and/or Eastern common stock in the brokerage account where your shares were held PRE-CLOSE.

HarborOne equity awards (unvested)

(RSAs, PSUs)**

PRE-ELECTION	ELECTION (Sept. 24 - Oct. 23)	POST-ELECTION ADJUSTMENTS (Made at Merger Close)	POST-CLOSE
Your HarborOne awards are viewable in your account on Fidelity NetBenefits®.	You'll receive an email from Fidelity with instructions and a link to make your online election.	Total HarborOne equity award elections will be counted, then adjusted to meet the target common stock ratio in the Merger Agreement (75% – 85% stock). All awards will be accelerated to vest automatically, and shares will be netted and/or cash withheld to cover any associated tax liability.	Access cash and/or Eastern common stock in your Fidelity brokerage account.

*Shares held at brokerages outside of Fidelity, or distributed near the time of the close date, may require you to reach out directly to your broker to make your election.

**Outstanding stock options will be treated separately and are not eligible to receive Merger Consideration. For more information, refer to the HarborOne equity awards section on page 7.

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Blackout Periods

For common stock – A blackout period for common stock held in your Fidelity account will begin on the effective date of the merger and end as soon as administratively possible, while elections are counted and shares are adjusted. During this time your shares may not be viewable in your account and trading will be restricted as adjustments are occurring.

For equity awards – A blackout period for equity awards will begin roughly five business days prior to the effective date of the merger and end as soon as administratively possible, while elections are counted and awards are adjusted. During the blackout period your awards may not be viewable in your account and trading will be restricted as adjustments are occurring. Please note – any stock options held may have a shorter blackout period than other awards because they are being adjusted separately from RSAs and PSUs.

Your election options When the election period starts on September 24, eligible HarborOne common stock holders and unvested equity award holders can elect either: Stock Consideration All of their Merger Consideration in the form of Stock Consideration at 0.765 shares of Eastern common stock for each share of HarborOne common stock Cash Consideration All of their Merger Consideration in the form of Cash Consideration of $12.00 in cash for each share of HarborOne common stock Stock and Cash Consideration A portion of their Merger Consideration in the form of Stock Consideration and the remaining portion in the form of Cash Consideration As a reminder, the election you make is not guaranteed to be what you receive after the close of the merger, because the total number of shares of HarborOne common stock held by all shareholders must meet the required target ratio (75% – 85% common stock). An adjustment may be made to your election after the transaction closes to meet this requirement. If you don’t take any action during the election period, your shares will be deemed “non-election shares” under the Merger Agreement, you may receive only cash, only Eastern common stock, or a mix of cash and Eastern common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other HarborOne shareholders, in accordance with the Merger Agreement. 5

Here’s an example of how your shares would be adjusted Awarded shares 100 shares of HarborOne common stock Elected percentages Cash Consideration = 20% Stock Consideration = 80% Shares subject to adjustment (original shares x elected percentages) Cash Consideration = 20 shares Stock Consideration = 80 shares Result for participant Cash Paid = shares subject x $12.00, plus any fractional shares paid as cash Eastern common stock = shares subject x 0.765, Cash = $240.00 + $2.40 from Eastern common stock = 61 shares rounded down to nearest whole share fractional shares (.2 remaining fractional shares are paid as cash) Note: This example does not take into account any tax obligations, which will be covered by netting shares and/or withholding cash prior to you receiving your distribution. 6

The opportunity – HarborOne equity awards HarborOne employees with unvested equity awards can elect a percentage mix of the Stock Consideration and/or Cash Consideration for each award type held. Any unvested RSAs and/or PSUs you hold will be accelerated at the transaction close date to automatically vest – meaning that following the conversion, you will no longer have outstanding equity awards and will receive Eastern common stock and/or cash in your individual brokerage account. Stock options are not subject to the Merger Consideration election process. How each award type will be treated HarborOne Equity Post-Close Post-Close Award Type Election Adjustments Adjustments Final Result % Stock All awards will be accelerated to Elections may be adjusted Eastern common stock RSAs vest automatically to meet the overall cash and % Cash common stock ratio (75% – 85% Cash stock) % Stock All awards will be accelerated Elections may be adjusted Eastern common stock PSUs to vest automatically at target to meet the overall cash and % Cash performance common stock ratio (75% – 85% Cash stock) All unexercised awards will Employees will have 3 months automatically convert to options from their termination date to No Election to purchase Eastern common exercise or their stock options Stock Options stock at the ..765 exchange ratio, will expire Eastern common stock Process with the exercise price also Board Members will have 6 converting at a ratio equal to the months from merger close to current exercise price divided by exercise or their stock options the ..765 exchange ratio will expire Following the election period and merger close date (and a short blackout period during which your unvested awards are adjusted), any cash or common stock issued will be viewable in your account on Fidelity NetBenefits® at netbenefits.com, or at the brokerage firm in which you hold your shares. 7

How to make your equity award election (for eligible participants) IMPORTANT: The election instructions below apply only to unvested RSA and PSU awards. If you are eligible, you will receive an email from Fidelity directing you to make your elections. Elections for common stock will be handled separately by each brokerage firm (or Fidelity) where you hold shares. Click the link in the email you received from noreply@surveys.fidelity.com on September 24, 2025 to access the election site. Then, follow the steps below. 1 2 Enter your e-mail address and Date of Birth, then click the arrow at Confirm your identity on the next screen. Then click the arrow to bottom right to continue. continue. Date of Birth Screenshots are for Illustrative Purposes Only. Screenshots are for Illustrative Purposes Only. 8

3 Review the Terms & Conditions, then click the button below and the Important note: arrow to continue. You can go back to the site to modify your elections as often as you’d like prior to the end of the election period. Just On the next screen, make your elections for each award type by click on the original link, sign in and click 4 entering a percentage to be received as either stock consideration or “Yes” and then “Submit” to start a new cash consideration (the percentages entered should equal 100% for session and change your elections. You each award type). Then click the arrow to continue. will receive a confirmation email with a list of your elections each time you complete the process. Remember, an adjustment may be made to your choice following the close of the merger to meet the required target ratio (75% – 85% common stock). If you do not take any action during the election period, your eligible HarborOne Screenshots are for Illustrative Purposes Only. shares (common stock or equity awards) may be paid in only cash, only Eastern common stock, or a mix of cash and Confirm your elections by signing on the next screen and clicking shares of Eastern common stock, per the 5 terms of the merger agreement. Your final election will apply to eligible awards as of the merger close date. Screenshots are for Illustrative Purposes Only. LOOK FOR YOUR CONFIRMATION EMAIL: You will receive a confirmation email once your election has been successfully submitted. If you do not receive that email, your election may not have been registered. 9

Key considerations Making a choice between Stock Consideration and Cash Consideration, and the percentage you elect, are important financial decisions. We strongly recommend that you consult with a tax or financial advisor before you make your choices. Read below for other important things you should consider. TAX IMPLICATIONS: There will be an immediate tax obligation as your awards are accelerating to vest and distribute to you. This obligation will be satisfied through the netting of shares and/or withholding of cash, so you will receive the remaining shares and/or cash after taxes are withheld. Taxes vary based on your location. You should consult a tax advisor for information on your specific situation. SHAREHOLDER VALUE: Owning stock in the new Eastern organization aligns your interests with those of company shareholders, and also gives you a direct stake in the company’s financial performance. POTENTIAL FOR GROWTH: Stock comes with the potential for growth (or loss) over the long term, whereas the value of cash is fixed, although you may decide to re-invest it elsewhere after it is paid to you. If you believe in the potential of Eastern to grow, stock may offer you the opportunity for a future upside. MARKET CONDITIONS: The decision between cash and stock might be based on current market conditions, with stock subject to continued market volatility. LIQUIDITY: For the common stock election, the cash consideration comes with the ability to use the cash to meet shorter-term needs, while the stock consideration keeps the value of your shares in the marketplace. In addition, your ability as an Eastern employee to sell Eastern shares in the future will be subject to Eastern’s insider trading policy. 10

Frequently asked questions (FAQs)

1 Where can I see my HarborOne equity awards eligible for this opportunity?

You can view your unvested RSAs and PSUs by going to your account on Fidelity NetBenefits®. If you have any additional questions about your HarborOne equity awards, please reach out to Fidelity Stock Plan Services. They can be reached by calling **1-800-544-9354** Monday through Friday, from 8:00 a.m. to 8:00 p.m., local time (excluding all New York Stock Exchange holidays except Good Friday).

2 What happens if I don't make an equity award election before the end of the election period?

If you are eligible but don't make a valid election on the equity award election site from September 24 through October 23, you may receive only cash, only Eastern common stock, or a mix of cash and shares of Eastern common stock. This depends on the number of valid cash elections and stock elections that have been made by other HarborOne shareholders using the proration adjustment, in accordance with the Merger Agreement.

3 Can I make a new equity award election if I change my mind?

Yes, you can go back to the equity award election site as often as you'd like prior to the election period close date.

4 What do "common stock" or "long shares" mean?

You might hear people refer to shares as "long shares." This is just another way of referring to shares you already own (for example, from vested awards that distributed shares to you or prior option exercises).

5 Where can I see the HarborOne common stock I already own?

You can view HarborOne common stock that has been distributed to you through the HarborOne Stock Plan in your account on Fidelity NetBenefits®. If you purchased shares outside of the HarborOne Stock Plan or transferred your vested shares to another brokerage account, you should check with the brokerage where you purchased the shares for next steps.

6 Am I guaranteed to receive the percentage of cash and stock I elected for my equity awards or common stock?

No. The election you make will not guarantee the mix you receive after the close of the merger, because the total number of shares of HarborOne common stock held by all shareholders must meet the required target ratio (75% – 85% common stock). An adjustment may be made to your election following the close of the merger to meet this requirement.

7 Will there be a blackout period as part of this equity election process?

Yes, there will be a short blackout period depending on whether you hold common stock or have equity awards:

For common stock – A blackout period for common stock will begin on the effective date of the merger and end as soon as administratively possible, while elections are counted and shares are adjusted. During this time your shares may not be viewable in your account and trading will be restricted as adjustments are occurring.

For equity awards – A blackout period for equity awards will begin roughly five business days prior to the effective date of the merger and end as soon as administratively possible, while elections are counted and awards are adjusted. During the blackout period your awards may not be viewable in your account and trading will be restricted as adjustments are occurring. Please note – any stock options held may have a shorter blackout period than other awards because they are being adjusted separately from RSAs and PSUs.

8 When and where will I be able to see my adjusted equity awards following the end of the equity award election period?

Following the end of the election period, there will be a short "blackout" period while your awards are adjusted. Following the blackout period, any cash or common stock issued will be viewable in your account on Fidelity NetBenefits® at **netbenefits.com**.

9 I participate in HarborOne's 401(k) and Employee Stock Ownership Plan (ESOP). What is happening with those plans?

The Merger Consideration election process for shares held in those plans is being handled separately. Please refer to communications from Innisfree M&A Incorporated, the Information Agent appointed by Eastern to assist with the election process for shareholders in the 401(k) and ESOP. The contact information is **administrator@tabulationsplus.com** or 877-800-5182.

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Additional resources If you have questions or need more information on this election opportunity, or on the merger transaction, we have resources to help: HarborOne Awards Fidelity Stock Plan Services To view your HarborOne awards and any related grant documents Fidelity Stock Plan Services representatives will be available before and during the election period, please visit NetBenefits. to answer any questions. They can be reached by calling 1-800-544-9354 Monday through Friday, from 8:00 a.m. to 8:00 p.m. local time (excluding all New York Stock Exchange holidays except Good Friday). ERNA Your company HarborOne has requested that Fidelity Stock Plan Services, LLC, send this important information to you. Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company’s equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers. HarborOne and Fidelity Investments are not affiliated. Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917 © 2025 FMR LLC. All rights reserved. 12

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180